Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Regains Compliance with

NASDAQ Continued Listing Requirements

New York/June 5, 2025 – MEDIROM Healthcare Technologies Inc. (NasdaqCM: MRM), a holistic healthcare company based in Japan (“MEDIROM” or the “Company”), today announced that on June 4, 2025, it received a written notification from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it has regained compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

On February 27, 2025, the Company received notice from Nasdaq that it was not compliance with the minimum bid price requirement, which requires listed securities to maintain a minimum closing bid price of $1.00 per share. To regain compliance, the Company’s American Depositary Shares, representing common shares of the Company (“ADSs”), were required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days. The Company was provided 180 calendar days through August 26, 2025, to regain compliance.

On June 4, 2025, Nasdaq confirmed that for the last 10 consecutive business days, from May 20, 2025 to June 3, 2025, the closing bid price of the Company’s ADSs had been $1.00 per share or greater. Accordingly, Nasdaq informed the Company that the Company has regained compliance with Nasdaq Listing rule 5550(a)(2) and that this matter is now closed.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates over 300 wellness salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by the Company. MEDIROM also entered the device business in 2020 and has developed a smart tracker, the “MOTHER Bracelet®”. In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM aims to leverage its diverse portfolio of health-related products and services to collect and manage healthcare data from users and customers, positioning itself as a leader in healthcare big data in Japan. For more information, visit https://medirom.co.jp/en.

Forward-Looking Statements

Certain statements included in this press release relating to MEDIROM are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may include projections and estimates concerning MEDIROM’s possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may,” “will,”

“should,” “design,” “target,” “aim,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements include, but are not limited to, forecasts of financial and performance metrics (including key performance indicators), and projections of market size and opportunity. These statements are based on various assumptions and on the current expectations of MEDIROM and its management and are not predictions of actual performance. While MEDIROM’s management considers these assumptions and expectations to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond  MEDIROM’s control. If the risks materialize or MEDIROM’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.

■Contact

Investor Relations Team

ir@medirom.co.jp